

Mail Stop 3720

April 24, 2007

VIA U.S. MAIL AND FAX (408) 952-7202
Mr. Christopher Dunn
Chief Financial Officer
Covad Communicatons Group, Inc.
110 Rio Robles
San Jose, California 95134

> **Re: Covad Communications Group. Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-32588**

Dear Mr. Dunn:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, net, page 38

1. We note your statement herein that net revenues include billings for installation fees and equipment sales, which are recognized as revenue over the expected life of the relationship with the end-user. Please address your revenue recognition policy for installation fees and equipment sales in Note 2. Tell us and disclose:

    - Your basis in the accounting literature for recognizing revenue from equipment sales over the expected life of the relationship with the end-user.

    - How you account for equipment costs in excess of the related equipment sales.

Cost of Sales, page 41

2. We note your disclosure herein that network costs increased in part as a result of lower recoveries from billing disputes with your telecommunication vendors. Please tell us and disclose the nature of the billing disputes, the factors that you consider to determine the charges to be recorded, and how you account for them. Also, tell us if they are recorded net of estimated recoveries or if the estimated recoveries are recorded in arrears or upon receipt of vendor credits.

Consolidated Balance Sheets, page 57

3. Tell us why it is appropriate to classify your restricted cash as current.

1. Nature of Operations and Summary of Significant Accounting Policies

Goodwill, page 69

4. Please provide a schedule that reflects the changes in the carrying amount of goodwill during the period. Refer to paragraph 45(c) of SFAS 142.

Collateralized and Other Customer Deposits, page 69

5. Per your disclosure, you redeemed the collateralized AT&T deposit liability, which was originally transacted in connection with a resale agreement. In addition, several agreements between you and AT&T have also been terminated. If the resale agreement was also terminated, please disclose in the MD&A any impact on your sales, if at all,

during 2006 and prospectively thereafter. We note on page 73 that AT&T is a significant customer.

14. Business Segments, page 95

6. Please disclose goodwill allocated to each segment. Refer to paragraph 52(c) of SFAS 141.

* * * *

As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director